                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                          Insituform Technologies, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    457667103
                                   -----------
                                 (CUSIP Number)

                                 Alan Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 28, 2000
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 457667103                                            PAGE 2 OF 7 PAGES
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Interstate Properties
         22-1858622
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [x]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*

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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
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                  7.       SOLE VOTING POWER
  NUMBER OF                     912,672
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                       912,672
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         912,672
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.7%
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14.      TYPE OF REPORTING PERSON*

         PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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
                  This Amendment No. 3 to the Schedule 13D of Interstate Properties ("Interstate") with respect to the Class A Common Stock, par value $0.01 per share (the "Shares") of Insituform Technologies, Inc., a Delaware corporation (the "Company"), amends such Schedule 13D as follows:

Item 5:           Interest in Securities of the Issuer.

                  (a) As of the close of business on December 14, 2000, Interstate owned in the aggregate 912,672 Shares, which constitutes approximately 3.7% of the outstanding Shares, based on 24,839,996 of such Shares outstanding as of November 1, 2000, according to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000. In addition, Mr. Wight owns 4,672 Shares, a foundation controlled by Mr. Wight owns 2,991 Shares and Mr. Roth owns 10,000 Shares. Interstate disclaims any beneficial ownership of Mr. Wight's, the foundation's or Mr. Roth's Shares.

                  (b) Interstate has the sole power to vote and dispose of the 912,672 Shares held by it. Each of Mr. Wight and Mr. Roth has the sole power to vote and to dispose of the Shares held by him and Mr. Wight has the sole power to vote and dispose of the foundation's Shares.

                  (c) Annex 1 hereto sets forth the transactions engaged in by Interstate in the past 60 days in the open market.

                  (d) Not applicable.

                  (e) As of the close of business on May 26, 2000, Interstate owned in the aggregate 1,229,472 Shares and ceased to be the beneficial owner of more than five percent of the Shares of the Company.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2001


                                          By:      /s/ Steven Roth
                                                   ------------------------
                                                   Name: Steven Roth
                                                   Title: General Partner



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
                                                                         Annex I

Sales transactions:


DATE          AMOUNT       PRICE
10/24/00       3,000       35 1/2

10/26/00       3,000       34 3/4

10/30/00       2,000       35 5/8
10/30/00       2,000       35 3/4
10/30/00       2,000       35 7/8

10/31/00       2,000       35 1/2
10/31/00       2,000       35 3/8
10/31/00       2,000       35 3/4
10/31/00       2,000       35 3/4

11/03/00         500       35 11/16
11/03/00       2,000       35 3/8
11/03/00       3,000       35 1/2
11/03/00       1,700       35 5/8
11/03/00         400       35 15/16
11/03/00         400       36

11/06/00       1,400       35 3/4

11/07/00       1,600       35 3/4

11/08/00       2,000       36 1/4
11/08/00       3,000       36 3/8
11/08/00       3,000       35 7/8
11/08/00       3,000       36
11/08/00       1,000       36 1/8
11/08/00       2,000       36 1/8
11/08/00       3,000       36 1/2
11/08/00       3,000       36 5/8

11/09/00         300       36 3/4

11/13/00       1,000       36 5/16
11/13/00         100       36 1/4

11/15/00       3,000       37
11/15/00       3,000       37 1/8

11/20/00       3,000       34 3/4

11/27/00       3,000       33 7/8

11/28/00       3,000       34
11/28/00       3,000       34 1/8
11/28/00       3,000       34 1/4
11/28/00       3,000       34 3/8
11/28/00       3,000       34 1/2
11/28/00       3,000       34 5/8
11/28/00       3,000       34 3/4
11/28/00       3,000       34 7/8
11/28/00       3,000       35
11/28/00       3,000       35 1/8

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

DATE          AMOUNT       PRICE
11/29/00       3,000       35 1/4
11/29/00       3,000       35 3/8
11/29/00       3,000       35 1/2
11/29/00       3,000       35 5/8
11/29/00       3,000       35 3/4
11/29/00       3,000       35 7/8
11/29/00         400       36

12/01/00       3,000       35 3/8
12/01/00       3,000       35 1/2
12/01/00       3,000       35 5/8
12/01/00       2,000       35 9/16

12/04/00       3,000       35 3/4
12/04/00       3,000       35 7/8

12/05/00       3,000       35 3/4
12/05/00       3,000       36
12/05/00       3,000       36 1/8
12/05/00       3,000       36 3/8
12/05/00       3,000       36 1/2
12/05/00       3,000       36 5/8
12/05/00       3,000       36 3/4
12/05/00       3,000       36 7/8
12/05/00       3,000       35 7/8
12/05/00       3,000       36 1/4
12/05/00       2,000       36 7/8
12/05/00       3,000       37
12/05/00       2,000       37

12/06/00       2,000       36 3/4
12/06/00       3,000       36 7/8

12/07/00       2,000       35 5/8
12/07/00       2,000       36 3/4
12/07/00       3,000       36 7/8
12/07/00       3,000       37
12/07/00       2,000       36 3/4
12/07/00       3,000       36 3/4
12/07/00       3,000       36 7/8

12/08/00       3,000       36 7/8
12/08/00       3,000       36 1/2
12/08/00       2,000       36 3/8
12/08/00       3,000       36 9/16
12/08/00       3,000       36 5/8
12/08/00       3,000       36 3/4
12/08/00       2,000       36 13/16

12/11/00       2,000       36 3/4
12/11/00       3,000       36 7/8
12/11/00       3,000       37

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

DATE          AMOUNT       PRICE
12/11/00       3,000       37 1/8

12/14/00       3,000       36 1/4
12/14/00       3,000       36 3/8

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